
05007892

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729


SEC MAIL
RECEIVED
PROCESSING
MAY 02 2005
WASH., D.C.
152
SECTION

April 29, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of April 28, 2005

- **Legacy Hotels Real Estate Investment Trust Reports First Quarter Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416.874.2600 FAX: 416.874.2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.




SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C.
152
SECTION

File No. 82-34729

Legacy Hotels Real Estate Investment Trust Reports First Quarter Results

TORONTO, April 28 /CNW/ - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three months ended March 31, 2005. All amounts are in Canadian dollars unless otherwise indicated.

Legacy's annual general meeting will be held tomorrow, April 29, 2005 at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

"Our portfolio continues to benefit from growth in average daily rate ("ADR"), up 2.5% this quarter. Positive revenue per available room ("RevPAR") increases of 3.7% in January and 3.0% in February were offset by occupancy declines in March as compared to the same period in 2004," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "In 2005, demand in March was impacted by the timing of the Easter holiday and its proximity to the March breaks. Holiday periods disrupt demand, most notably at city-centre locations, due to reduced travel in days leading up to holidays. We expect year-over-year improvements in RevPAR in April."

The first quarter is traditionally Legacy's lowest earnings period. Given the seasonality of the portfolio, the first quarter is not indicative of results for the full year. Legacy has historically incurred a loss in its first quarter.

First Quarter Summary

- Positive RevPAR increases of 3.7% in January and 3.0% in February were offset by an almost 10 point decline in occupancy for the month of March as compared to the same period in 2004.
- Overall for the quarter, a 2.5% increase in ADR was offset by a 3.1 point decline in overall occupancy. As a result, first quarter RevPAR saw a 2.8% decline.
- Total revenue of $144.0 million was down 4.1%.
- Lower revenues contributed to hotel EBITDA(1) declining to $3.9 million from $11.1 million in the prior period.
- Legacy realized a net loss of $31.4 million (net loss of $0.35 per unit) compared to $25.3 million (net loss of $0.28 per unit) in 2004.
- Distributable loss(1) was $24.4 million (loss of $0.23 per unit) compared to a distributable loss of $15.9 million (loss of $0.15 per unit) in 2004.
- Diluted funds from operations(1) ("FFO") amounted to a loss per unit of $0.19 compared to a loss of $0.12 in the prior period.

---

(1) See Non-GAAP Financial Measures for a reconciliation to generally accepted accounting principles.

"We continue to believe that our portfolio will generate strong year-over-year growth. We are encouraged by improving business demand levels, both individual and group. Bookings for our group business for the balance of the year are in-line with our expectations, buoyed by considerable growth in the third and fourth quarters as compared to the prior year," said Mr. Labatte. "While it remains too early to assess our level of summer leisure travel with any certainty, we are not anticipating meaningful increases from U.S. demand. However, preliminary indications are of growth from our international customer segments."

"We remain focused on maximizing performance throughout our portfolio. For 2005, industry expectations in Canada are of full-service RevPAR growth of approximately 5%. In the U.S., RevPAR growth within the luxury segment is estimated at about 7%. We believe our portfolio is ideally positioned to benefit from the improving lodging environment."

Legacy will host a conference call tomorrow April 29, 2005 at 2:30 p.m. Eastern Time to discuss these results. Please dial 416-405-9328 or 1-800-387-6216 to access the call. You will be required to identify yourself and the organization on whose behalf you

are participating. A recording of this call will be made available beginning at 4:30 p.m. on April 29, 2005 through to May 6, 2005. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3147825.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

Legacy has published a Supplemental Information Package for the three months ended March 31, 2005, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting - Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2005

Management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures can be found under 'Non-GAAP Financial Measures'.

Additional information relating to the Trust can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, which can be found on SEDAR, for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

For 2005, industry expectations are that RevPAR for the Canadian full-service segment will increase by approximately 5% driven by strong rate growth and continued improvements in occupancy. As in 2004, the full-service segment is forecasted to lead overall RevPAR growth in the industry.

The U.S. lodging industry is benefiting from similar growth trends, which should drive performance at our two U.S. properties. For 2005, industry expectations are that U.S. RevPAR growth in the luxury segment will be approximately 7%.

Incremental revenue drives substantial improvements in margins and income due to the industry's high operating leverage, particularly in the luxury and

first-class segments.

<<

Results of Operations

FINANCIAL HIGHLIGHTS (unaudited)

In millions, except per unit amounts	Three months ended March 31 2005	2004
Revenues	$ 144.0	$ 150.2
Hotel EBITDA	3.9	11.1
Net income (loss)	(31.4)	(25.3)
Distributable income (loss)	(24.4)	(15.9)
Funds from operations	(19.5)	(12.2)
Diluted net income (loss) per unit	$ (0.35)	$ (0.28)
Diluted distributable income (loss) per unit	(0.23)	(0.15)
Diluted funds from operations ("FFO") per unit	(0.19)	(0.12)
Distributions declared per unit	0.08	-

COMPARABLE OPERATING STATISTICS(1) (unaudited)

	Three months ended March 31 2005	2004	Variance
Revenue per available room ("RevPAR")	$ 85.86	$ 88.37	(2.8%)
Average daily rate ("ADR")	$152.55	$148.82	2.5%
Occupancy	56.3%	59.4%	(3.1 points)
RevPAR - Fairmont			
British Columbia	$ 80.35	$ 87.19	(7.8%)
Alberta, Saskatchewan and Manitoba	90.62	91.66	(1.1%)
Ontario and Quebec	89.65	92.90	(3.5%)
United States (in Cdn$)	147.98	146.21	1.2%
Total	$ 94.94	$ 97.95	(3.1%)
RevPAR - Delta			
Alberta, Saskatchewan and Manitoba	$ 76.44	$ 72.02	6.1%
Ontario and Quebec	69.13	72.94	(5.2%)
Atlantic Canada	58.96	61.95	(4.8%)
Total	$ 68.12	$ 69.64	(2.2%)

(1) See Non-GAAP Financial Measures for a reconciliation to generally accepted accounting principles.

THREE MONTHS ENDED MARCH 31, 2005

Revenues

First quarter revenues declined $6.2 million or 4.1% to $144.0 million (2004 - $150.2 million). Lower occupancies were experienced through the majority of the portfolio in March due partly to the Easter holiday falling in

the first quarter in 2005 as opposed to the second quarter in 2004. Holiday periods disrupt demand, most notably at city-centre locations, due to reduced travel in days leading up to holidays. For our Canadian portfolio, softer year-over-year performance in March in the three major city-centre markets - Toronto, Montreal and Vancouver - led to this quarter's revenue shortfall. Overall, revenues within the balance of our Canadian properties were up modestly in the first quarter of 2005. Although difficult to measure, the lack of an NHL season appears to have had some impact on rooms and food and beverage demand at certain of our properties.

Performance in the U.S. was led by strength at The Fairmont Washington, D.C. The conversion of our U.S. denominated revenues was negatively impacted by the stronger Canadian dollar. The Canadian dollar appreciated approximately 7% in the first quarter of 2005 as compared to 2004. This exchange rate movement resulted in an approximate $1.5 million change in Canadian equivalent revenues as compared to the prior quarter.

Overall, a 2.5% increase in ADR was offset by a 3.1 point decline in overall occupancy. As a result, first quarter RevPAR saw a 2.8% decline. Positive RevPAR growth of 3.7% in January and 3.0% in February were offset by an almost 10 point overall decline in occupancy for the month of March due to the Easter holiday timing.

At the Fairmont managed properties, a 3.8% increase in ADR was offset by a 3.9 point decline in occupancy resulting in an overall RevPAR decrease of 3.1% to $94.94 (2004 - $97.95). The Vancouver, Montreal and Toronto markets each experienced lower occupancies during the month of March due to the timing of the Easter holiday. A lack of destination offerings in Toronto also resulted in lower discounted leisure business during the quarter. Fairmont Le Château Frontenac showed good growth with RevPAR up almost 10% this quarter, led by strong group business demand, notably from the U.S. and incentive markets, in January and February. First quarter RevPAR benefited from strength at our U.S. assets. In U.S. dollars, RevPAR at our U.S. hotels increased approximately 9% this quarter.

At the Delta managed properties, RevPAR declined 2.2% to $68.12 (2004 - $69.64) driven by a 1.4 point decrease in occupancy and modest rate growth.

Operating Expenses

Operating expenses were relatively unchanged at $120.7 million (2004 - $119.6 million). Costs are largely fixed at lower occupancy levels. As a result, revenue shortfalls have a considerable impact on profitability. First quarter gross operating profit declined to $23.3 million (2004 - $30.6 million). Gross operating margin, defined as gross operating profit as a percentage of revenues was 16.2% (2004 - 20.4%). Legacy's first quarter margins are typically lower due to the seasonality of travel demand. Margins remain below historical levels given the increasing cost environment over the past few years coupled with lower revenue during the quarter. We expect further improvements in margins over time as we focus on both increasing revenues and managing costs throughout the portfolio.

Hotel management fees, both base and incentive, represented approximately 3.0% of revenues during the quarter (2004 - 2.9%). This percentage is relatively unchanged since few properties are generating incentive fees at current operating levels.

With no meaningful changes within our portfolio, property taxes, rent and insurance were relatively unchanged at $15.1 million (2004 - $15.1 million).

During the quarter, the Delta Halifax successfully settled a new labour contract with its employees. Negotiations are ongoing at Fairmont Château Laurier following its contract expiration in late 2004. Eight additional contracts expire in 2005. Although it is not possible to predict the outcome of negotiations, management is hopeful that satisfactory settlement with its unions can be reached.

Hotel EBITDA

The lower gross operating profit led to a first quarter hotel EBITDA decline to $3.9 million (2004 - $11.1 million). Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, was 2.7% (2004 - 7.4%).

Other Items

Amortization

Amortization expense was relatively unchanged at $18.9 million for the first quarter (2004 - $18.9 million). This amount is consistent with regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the past year.

Trust Expenses

Trust expenses of $3.2 million (2004 - $2.8 million) reflect added administrative costs for the Trust.

Interest Expense, Net

Net interest expense was relatively unchanged at $20.4 million (2004 - $20.4 million). Lower average debt balances in 2005 compared to 2004 were somewhat offset by higher average interest rates as floating rate bank debt was replaced with long-term fixed-rate mortgages. Interest expense includes $2.9 million (2004 - $2.9 million) relating to the convertible debentures interest and $0.3 million (2004 - $0.3 million) in amortization of convertible debenture issuance costs and accretion of the face amount. (See Note 2 of the interim financial statements for changes in accounting policy) Interest expense also includes amortization of debt issuance costs of $1.1 million (2004 - $1.0 million).

Income Tax Expense (Recovery)

Current income tax represents large corporation taxes payable by certain subsidiary companies offset by the Part VI.1 tax reduction on exchangeable shares dividend in 2005. The future tax recovery of $1.8 million (2004 - $1.6 million) is generated by U.S. subsidiary corporations that accumulate tax losses during the initial period after acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

Net Loss

Net loss for the first quarter was $31.4 million or a net loss of $0.35 per unit (2004 - net loss of $25.3 million or net loss of $0.28 per unit). Lower revenues led to this decline. Revenue declines have a considerable impact on net income during the first quarter given the relatively fixed nature of operating costs at lower occupancy levels. Non-controlling interest resulted in a reduction in net loss of $5.2 million (2004 - reduction in net loss of $4.2 million). The higher reduction is a reflection of the higher net loss incurred by Legacy.

Given the seasonality of the portfolio, first quarter results are not indicative of results for the full year. Legacy has historically incurred a loss in its first quarter.

Distributable Loss

First quarter distributable loss was $24.4 million or a distributable loss of $0.23 per unit (2004 - distributable loss of $15.9 million or distributable loss of $0.15 per unit). Distributable loss was impacted by the higher net loss during the period as well as a reduction of $1.4 million in cash receipts on management contracts. The cash receipts have been structured on a declining annual scale and will be fully received by the end of the current fiscal year.

Quarterly Financial Results

In millions, except per unit amounts

	2005	2004				2003		
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenues								

and Earnings								
Total revenues	$144.0	$186.9	$209.3	$207.6	$150.2	$178.9	$189.0	$165.8
Hotel EBITDA	3.9	33.2	56.0	51.2	11.1	26.8	48.2	34.1
Net income (loss)	(31.4)	(7.3)	11.8	7.8	(25.3)	(10.7)	12.2	1.2
Distrib-utable income (loss)	(24.4)	1.3	23.7	20.5	(15.9)	(11.7)	18.9	8.1
Funds from operations ("FFO")	(19.5)	8.1	30.6	26.9	(12.2)	(7.6)	24.9	12.6
Per Unit Results								
Diluted net income (loss)	(0.35)	(0.08)	0.13	0.08	(0.28)	(0.12)	0.14	0.01
Diluted distrib-utable income (loss)	(0.23)	0.01	0.23	0.20	(0.15)	(0.11)	0.18	0.08
Diluted FFO	(0.19)	0.08	0.28	0.25	(0.12)	(0.07)	0.23	0.12
Distrib-utions declared	0.08	0.08	0.08	0.08	-	-	-	-

Due to the seasonal nature of our operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. The positive contribution made from the acquisition of The Fairmont Olympic Hotel, Seattle in August 2003 helped improve 2003 operating results but was more than offset by considerable declines in occupancy through the balance of the Canadian portfolio in the second and third quarters of 2003 due to severe acute respiratory syndrome. As it is impossible to predict such events, we believe that quarter-to-quarter comparisons of results of past operations are not necessarily indicative of future performance.

Liquidity and Capital Resources

Cash and cash equivalents on hand at March 31, 2005 totalled $14.3 million compared to $35.2 million at December 31, 2004. Total liquidity including undrawn bank lines at March 31, 2005 approximated $89 million, down about $20 million from December 31, 2004.

Operating Activities

For the three months ended March 31, 2005, cash used by operations was $9.5 million (2004 - cash used of $0.3 million). The increase was primarily driven by the first quarter's higher net loss.

Investing Activities

Capital expenditures during the quarter totalled $7.3 million (2004 - $4.9 million). Following the completion of several significant capital projects over the past few years, we have been working our way towards a capital program within our maintenance reserve. We currently estimate

investing approximately $40-45 million in capital in 2005.

In the prior period, a deposit was made under the terms of an existing mortgage. This deposit was recovered in the fourth quarter of 2004 following the refinancing of The Fairmont Olympic Hotel, Seattle.

Financing Activities

A first quarter distribution of $0.08 per unit was declared on March 22, 2005 and was paid in the second quarter of 2005. As a result, distributions did not impact cash flow this quarter. Legacy did not declare a first quarter distribution in 2004.

The first quarter included $3.6 million in mortgage principal payments. Legacy's $15.5 million of current portion of long-term debt is comprised of scheduled mortgage principal amortization.

The prior period included the completion of a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. A portion of these proceeds was used to pay down related party loans outstanding to Fairmont Hotels & Resorts Inc. and the balance was used to repay bank loans in the second quarter of 2004.

We believe that we have sufficient capacity to finance all of our planned operating activities, capital expenditures and distributions.

Unit Information

In millions	March 31, 2005	December 31, 2004
Units outstanding	89.4	89.4
Exchangeable shares	14.7	14.7
Potential issuance of units:		
Conversion of convertible debentures (conversion price $8.75)	17.1	17.1
Options outstanding (weighted average strike price $9.30)	4.6	4.7

Non-GAAP Financial Measures

Included in this MD&A are certain non-GAAP financial measures, which are measures of our historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) hotel EBITDA, (ii) distributable income, (iii) funds from operations ("FFO") and, (iv) comparable hotel operating statistics. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as 'Operating income from hotel operations before undernoted items'.

Hotel EBITDA is a commonly used measure of performance in the industry, which, when considered with GAAP measures, gives us a more complete understanding of our ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps us, our lenders and our investors to evaluate the ongoing operating profitability of Legacy's properties. Management considers hotel EBITDA to be a meaningful indicator of hotel

operating performance.

Reconciliation of hotel EBITDA to net income (loss):

In millions	Three months ended March 31 2005	2004
Hotel EBITDA	$ 3.9	$ 11.1
Deduct (add):		
Amortization of property and equipment	18.9	18.9
Trust expenses	3.2	2.8
Interest expense, net	20.4	20.4
Income tax expense (recovery), net	(2.0)	(1.5)
Net income (loss) before non-controlling interest	$ (36.6)	$ (29.5)
Non-controlling interest	(5.2)	(4.2)
Net income (loss)	$ (31.4)	$ (25.3)

Distributable Income (Loss)

Reported distributable income (loss) is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under our various management agreements with Fairmont and Delta and more closely reflect the capital needs of the Trust. The cash receipt on management contracts is taxable and is therefore included in the calculation of distributable income (loss). For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts.

Distributable income (loss) under the Declaration of Trust, as distinct from reported distributable income (loss), may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income (loss) per unit for the period is based on the average of the number of units and exchangeable shares outstanding on each distribution date during the period. This provides a better reflection of the income (loss) distributable to unitholders at each distribution date than an average over every day in the period.

Distributable income (loss) and distributable income (loss) per unit have been calculated as follows:

In millions, except per unit amounts	Three months ended March 31 2005	2004
Net income (loss)	$ (31.4)	$ (25.3)
Add (deduct):		
Non-controlling interest	(5.2)	(4.2)
Amortization of property and equipment	18.9	18.9
Income tax expense (recovery), net	(2.0)	(1.5)
Cash receipt on management contract, net	1.1	2.5
Accretion of convertible debenture issuance cost	0.3	0.3
Capital replacement reserve	(6.1)	(6.6)
Distributable income (loss)	$ (24.4)	$ (15.9)
Average units outstanding on distribution record dates (millions)	89.4	89.4
Average exchangeable shares outstanding on distribution record dates (millions)	14.7	14.7
Diluted units outstanding (millions)	104.1	104.1

Diluted distributable income (loss) per unit	$ (0.23)	$ (0.15)
Distributions declared per unit	$ 0.08	$ -

For the three months ended March 31, 2005 and 2004, debentures convertible into 17.1 million units and the associated distributable income (loss) impact were excluded from the computation of diluted distributable income (loss) per unit because their effect was not dilutive.

Funds from Operations ("FFO")

The Real Property Association of Canada ("RealPac" formerly the Canadian Institute of Public and Private Real Estate Companies), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted for entities and non-controlling interests. We present FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

We believe that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, we believe that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by RealPac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, RealPac adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

	Three months ended March 31	
In millions, except per unit amounts	2005	2004
Net income (loss)	$ (31.4)	$ (25.3)
Add (deduct):		
Non-controlling interest	(5.2)	(4.2)
Amortization of property & equipment	18.9	18.9
Future income tax expense (recovery)	(1.8)	(1.6)
FFO	$ (19.5)	$ (12.2)
Diluted FFO per unit	$ (0.19)	$ (0.12)

Comparable Hotel Operating Statistics

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations. We present these operating statistics on a comparable hotel basis because we believe that doing so provides investors and management with useful information for evaluating the period-over-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases

or decreases in RevPAR are due to growth or decline of operations at comparable hotels or from other factors such as the effect of acquisitions or dispositions.

For the periods presented, all 24 of Legacy's properties have been included in the calculation of comparable hotel operating statistics.

Changes in Accounting Policies

Effective January 1, 2005, Legacy adopted the Canadian Institute of Chartered Accountants's ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its classification requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion. As a result of these new guidelines, convertible debentures previously presented as equity on Legacy's balance sheet have been reclassified as debt. Correspondingly, interest paid on the convertible debentures, the amortization of issuance costs and the accretion of unitholder conversion rights are presented on Legacy's consolidated statements of operations as opposed to their previous presentation on the consolidated statements of deficit.

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)

	March 31, 2005	December 31, 2004
	(Unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 14.3	$ 35.2
Accounts receivable	36.9	40.5
Inventory	6.0	7.1
Prepaid expenses	9.6	5.8
	66.8	88.6
Property and equipment	1,768.9	1,780.4
Goodwill	35.4	35.4
Other assets	20.4	21.1
Future income taxes	13.5	11.7
	$ 1,905.0	$ 1,937.2
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 79.6	71.4
Accrued distributions and dividends	8.0	-
Current portion of long-term debt	15.5	15.1
Other	0.1	0.1
	103.2	86.6

Convertible debentures (note 2)	149.4	149.4
Long-term debt	871.2	875.2
Future income taxes	34.3	34.5
Other liabilities	26.3	26.1
Non-controlling interest	104.3	110.7
Unitholders' equity	616.3	654.7
	$ 1,905.0	$ 1,937.2

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended March 31, 2005	2004
Revenues		
Room	$ 83.0	$ 86.3
Food and beverage	51.6	53.6
Other	9.4	10.3
	144.0	150.2
Operating expenses	120.7	119.6
Gross operating profit	23.3	30.6
Hotel management fees	4.3	4.4
Property taxes, rent and insurance	15.1	15.1
Operating income from hotel operations before undernoted items	3.9	11.1
Other expenses		
Amortization of property and equipment	18.9	18.9
Trust expenses	3.2	2.8
	22.1	21.7
Income before interest expense and income tax expense (recovery) and non-controlling interest	(18.2)	(10.6)
Interest expense, net (note 4)	20.4	20.4
Income (loss) before income tax expense (recovery) and non-controlling interest	(38.6)	(31.0)

Income tax expense (recovery)		
Current	(0.2)	0.1
Future	(1.8)	(1.6)
	(2.0)	(1.5)
Net income (loss) before non-controlling interest	(36.6)	(29.5)
Non-controlling interest	(5.2)	(4.2)
Net income (loss) for the period	$ (31.4)	$ (25.3)
Basic and diluted net income (loss) per unit (note 7)	$ (0.35)	$ (0.28)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Unitholders' Equity
(Stated in millions of Canadian dollars)
(Unaudited)

	Number of Units (000's)	Cumulative Capital	Cumulative Net Income	Cumulative Distributions
Unitholders' equity, January 1, 2005	89.4	$ 795.7	$ 213.0	$ (314.9)
Net income (loss) for the period			(31.4)	
Distributions paid				-
Distributions payable				(7.2)
Unit options exercised	-	0.1		
Change in foreign currency translation adjustment				
Unitholders' equity, March 31, 2005	89.4	$ 795.8	$ 181.6	$ (322.1)
Unitholders' equity, January 1, 2004	89.4	$ 795.7	$ 225.9	$ (293.5)
Net income (loss) for the period			(25.3)	
Distributions paid				-
Distributions payable				-
Unit options exercised				

Change in accounting policy for unit-based compensation				
Change in foreign currency translation adjustment				
Unitholders' equity, March 31, 2004	89.4	$ 795.7	$ 200.6	$ (293.5)

	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures (note 2)	Cumulative Foreign Currency Translation Adjustment	Total
Unitholders' equity, January 1, 2005	$ 0.3	$ 1.5	$ (40.9)	$ 654.7
Net income (loss) for the period				(31.4)
Distributions paid				-
Distributions payable				(7.2)
Unit options exercised				0.1
Change in foreign currency translation adjustment			0.1	0.1
Unitholders' equity, March 31, 2005	$ 0.3	$ 1.5	$ (40.8)	$ 616.3
Unitholders' equity, January 1, 2004	$ -	$ 1.5	$ (27.7)	$ 701.9
Net income (loss) for the period				(25.3)
Distributions paid				-
Distributions payable				-
Unit options exercised				-
Change in accounting policy for unit-based compensation	0.3			0.3
Change in foreign currency translation adjustment			1.4	1.4
Unitholders' equity, March 31, 2004	$ 0.3	$ 1.5	$ (26.3)	$ 678.3

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2005	2004
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net income (loss) for the period	$ (31.4)	$ (25.3)
Items not affecting cash		
Amortization of property and equipment	18.9	18.9
Amortization of convertible debenture issuance costs and accretion to the face amount of the principal	0.3	0.3
Non-controlling interest	(5.2)	(4.2)
Future income taxes	(1.8)	(1.6)
Other	0.6	0.3
Changes in non-cash working capital (note 5)	9.1	11.3
	(9.5)	(0.3)
INVESTING ACTIVITIES		
Additions to property and equipment	(7.3)	(4.9)
Other assets	(0.5)	(15.2)
	(7.8)	(20.1)
FINANCING ACTIVITIES		
Net proceeds from equity units	0.1	-
Net proceeds from bank loans	-	17.0
Net repayment of loan from affiliate	-	(11.4)
Net proceeds from mortgages	-	40.0
Mortgage payments	(3.6)	(3.0)
	(3.5)	42.6
Translation adjustments	(0.1)	0.7
Increase (decrease) in cash and cash equivalents balance during the period	(20.9)	22.9
Cash and cash equivalents balance - beginning of period	35.2	19.3
Cash and cash equivalents balance - end of period	$ 14.3	$ 42.2

SUPPLEMENTAL DISCLOSURE

Income taxes paid	0.5	0.3
Interest paid	15.4	15.4

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

1 Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 24% interest in Legacy.

Results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below:

Liabilities and equity

Effective January 1, 2005, Legacy adopted The Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its classification requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion. As a result of these new guidelines, convertible debentures previously presented as equity on Legacy's balance sheet have now been reclassified as debt. Correspondingly, interest paid on the convertible debentures and the amortization of convertible debenture issuance costs and accretion of unitholder conversion rights are presented on Legacy's consolidated statements of operations as opposed to their previous presentation on the consolidated statement of deficit.

Although the convertible debentures can no longer be classified as equity in their entirety, the principal amount has been allocated between debt and equity elements and classified separately in the balance sheet. The debt element was calculated at the time of issuance by discounting the stream of future payments at the prevailing market rate at the time for a similar liability that did not have an associated conversion feature. $148.5 was recorded as long-term debt with the balance of $1.5 recorded as Unitholder Conversion Rights on Convertible Debentures in equity. The amount recorded as long-term debt will increase to the $150.0 face value of the debt over the five-year period following the issuance. Issuance costs of $5.3, net of $3.3 in amortization (2004 - $2.2) have been reclassified to other assets to be consistent with the presentation of similar costs relating to other long-term debt.

3 Legacy has a secured $90.0 (2004 - $90.0) revolving credit facility

designed to provide financing for operations, acquisitions and other capital investments. The credit facility is secured by eight of Legacy's properties. As at March 31, 2005, there were no loan amounts drawn on this facility (2004 - $77.0). Letters of credit amounting to $5.0 (2004 - $2.4) are outstanding at March 31, 2005 against this facility.

4 For the three months ended March 31, 2005, net interest expense includes $2.9 (2004 - $2.9) in interest expense relating to the convertible debentures and $0.3 (2004 - $0.3) in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. Also included in the net interest expense is $1.1 (2004 - $1.0) in amortization of financing costs relating to other long-term debt instruments.

5 Changes in non-cash working capital

	Three months ended March 31, 2005	2004
Decrease in accounts receivable	$ 3.6	$ 1.9
Decrease in inventory	1.1	0.3
Increase in prepaid expenses	(3.9)	(4.3)
Increase in accounts payable and accrued liabilities	8.3	13.4
	$ 9.1	$ 11.3

6 At March 31, 2005, Legacy has a receivable from FHR of US$2.5 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86.6. The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

7 Net income (loss) per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended March 31, 2005	2004
Net income (loss) available to unitholders	$ (31.4)	$ (25.3)
Non-controlling interest	(5.2)	(4.2)
Part VI.1 deduction credit adjustment for non-controlling interest	(0.3)	-
Part VI.1 tax, net of Part I tax deduction	-	-
Diluted net income (loss) available to unitholders	$ (36.9)	$ (29.5)
Basic weighted average number of units outstanding (thousands)	89.4	89.4
Dilutive effect of convertible debentures	-	-
Weighted average number of exchangeable shares outstanding (thousands)	14.7	14.7
Dilutive effect of unit options	-	-

Diluted weighted average number of units	104.1	104.1

For the three months ended March 31, 2005 and March 31, 2004, debentures convertible into 17.1 million units (2004 - 17.1 million) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

8 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

For further information:
Chantal Nappert, Director, Investor Relations,
Tel: (416) 860-6140,
Email: investor@legacyhotels.ca,
Website: www.legacyhotels.ca


MAY 0 2 2005
152
SECTION

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Neil J. Labatte, Chief Executive Officer of Legacy Hotels Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Legacy Hotels Real Estate Investment Trust (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

/s/ Neil J. Labatte

Neil J. Labatte
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert M. Putman, Chief Financial Officer of Legacy Hotels Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Legacy Hotels Real Estate Investment Trust (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

/s/ Robert M. Putman

Robert M. Putman
Chief Financial Officer